Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

August 28, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian

Re:	Wellgistics Health, Inc. Registration Statement on Form S-1 Filed July 24, 2025 File No. 333-288932

Dear Mr. Nalbantian:

This response letter (this “Response”) is submitted on behalf of Wellgistics Health, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Norton, dated August 8, 2025 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on July 24, 2025. The Company is concurrently submitting the first amendment to the Registration Statement (“Amendment No. 1”).

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Registration Statement on Form S-1

Use of Proceeds, page 11

1.	We note the disclosure surrounding your planned XRP Treasury Strategy and its execution in “the near future.” If you intend on using the proceeds of this offering to purchase XRP to further your XRP Treasury Strategy, please disclose as much in this section. Refer to Instruction 5 to Item 504 of Regulation S-K.

Response: In response the Staff’s comment, the Company respectfully advises the Staff that the Company does not intend on using the proceeds of this offering to purchase XRP.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 28, 2025

2.	We note the disclosure surrounding your planned acquisition of Peek Healthcare Technologies, Inc. If you intend on using the proceeds of this offering to finance the acquisition of Peek Healthcare Technologies, Inc., please disclose as much in this section. Refer to Instruction 6 to Item 504 of Regulation S-K.

Response: In response the Staff’s comment, the Company respectfully advises the Staff that the Company does not intend on using the proceeds of this offering to finance the Company’s acquisition of Peek Healthcare Technologies, Inc..

* * *

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Brian Norton
Chief Executive Officer
Wellgistics Health, Inc.